-----------------------------
                                                             OMB APPROVAL
                                                   -----------------------------
                                                   OMB Number 3235-0145
                                                   Expires: October 31, 2002
                                                   Estimated average burden
                                                   hours per response ..... 14.9
                                                   -----------------------------


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                                 (RULE 13D-102)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No. 4)*

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                  FILED PURSUANT TO RULES 13D-1(B), (C) AND (D)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(B)



                           Silverstar Holdings, Ltd.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    G81365101
 ------------------------------------------------------------------------------
                                 (CUSIP Number)

                                    12/31/01
           -----------------------------------------------------------
             (Date of Event which requires filing of this Statement)

            Check the appropriate box to designate the rule pursuant
                        to which this Statement is filed:

                                [ ] Rule 13d-1(b)

                                [ ] Rule 13d-1(c)

                                [X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No. G81365101                    13G                 Page 2   of  4  Pages
--------------------------------------------------------------------------------

    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Clive Kabatznik
--------------------------------------------------------------------------------

    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]

                                                                        (b) [X]
--------------------------------------------------------------------------------
    3       SEC USE ONLY


--------------------------------------------------------------------------------

    4       CITIZENSHIP OR PLACE OF ORGANIZATION

            U.S.A.
--------------------------------------------------------------------------------
      NUMBER OF
        SHARES             5      SOLE VOTING POWER
     BENEFICIALLY                 1,187,500
       OWNED BY    -------------------------------------------------------------
         EACH
      REPORTING            6      SHARED VOTING POWER
        PERSON                    N/A
         WITH      -------------------------------------------------------------
                           7      SOLE DISPOSITIVE POWER

                                  1,187,500
                   -------------------------------------------------------------
                           8 SHARED DISPOSITIVE POWER

                                  N/A
--------------------------------------------------------------------------------
    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,187,500
--------------------------------------------------------------------------------
   10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           N/A
--------------------------------------------------------------------------------
   11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           16.45%

--------------------------------------------------------------------------------

   12      TYPE OF REPORTING PERSON*

           IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. G81365101                    13G                 Page 3   of  4  Pages
--------------------------------------------------------------------------------

Item 1.

     (a)  Name of Issuer    Silverstar Holdings, Ltd.

     (b)  Address of Issuer's Principal Executive Offices
          Clarendon House, Church Street, Hamilton HM CX, Bermuda

Item 2.

     (a)  Name of Person Filing    Clive Kabatznik

     (b) Address of Principal Business Office or, if none, Residence 6100 Glades Road, Suite 305, Boca Raton, Florida 33434

     (c)  Citizenship    U.S.A.

     (d)  Title of Class of Securities     Common Stock, par value $.01 share

     (e)  CUSIP Number    G81365101

Item 4. Ownership.

     As of December 31, 2001:

     (a)  Amount beneficially owned: 1,187,500.
                                     ---------

          Includes 190,000 shares of Class B Common Stock, par value $.01 per share (the "Class B Common Stock") held by Mr. Kabatznik, 277,500 shares of Common Stock, par value $.01 per share (the "Common Stock") held by Mr. Kabatznik, and 720,000 shares of Common Stock issuable upon exercise of options that are immediately exercisable at an exercise price of (i) $5.00 per share with respect to 205,000 options, (ii) $4.75 per share with respect to 250,000 options, (iii) $2.19 with respect to 5,000 options, (iv) $4.06 with respect to 250,000 options, (v) $5.125 with respect to 5,000 options, and (vi) $0.69 with respect to 5,000 options.

          Each share of Class B Common Stock has five votes per share, each share of Common Stock has one vote per share.

     (b)  Percent of class: 16.45%
                           ---------

     (c)  Number of shares as to which the person has:

          (i)   Sole power to vote or to direct the vote 1,187,500.
                                                         ---------
          (ii)  Shared   power   to   vote  or  to   direct   the   vote  N/A.
                                                                         ----

          (iii) Sole power to dispose or to direct the disposition of 1,187,500.
                                                                      ---------

          (iv)  Shared  power to dispose or to direct  the  disposition of N/A.
                                                                          ----

CUSIP No. G81365101                    13G                 Page 4   of  4  Pages
--------------------------------------------------------------------------------

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        February 11, 2002
                                        ----------------------------------
                                                      Date

                                        /s/ Clive Kabatznik
                                        ----------------------------------
                                                    Signature

                                        Clive Kabatznik
                                        ----------------------------------
                                                       Name